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UNITED STATES
SECURITIES AND EXCHANGE COMI
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Global Investors Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Martin (949) 219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Global Investors Distributors LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

See below

~~Notary Public~~

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 17 day of February, 2011 by Colleen Martin, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

(Seal)

AMY FREEMAN
Commission # 1730009
Notary Public - California
Orange County
My Comm. Expires Mar 9, 2011

Signature of Notary Public

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplemental Information	
Schedule 1 – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission	13
Schedule 2 – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule 3 – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	15

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Managing Member
Allianz Global Investors Distributors LLC:

We have audited the accompanying statement of financial condition of Allianz Global Investors Distributors LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allianz Global Investors Distributors LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

February 23, 2011

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2010

Assets	
Current assets:	
Cash and cash equivalents	$ 247,268,210
Distribution and servicing fees receivable	40,202,442
Receivable from affiliates	36,360,159
Prepaid expenses	1,856,935
Deferred sales charges	44,904,927
Other current assets	1,263,965
Total current assets	371,856,638
Deferred sales charges	346,213
Deferred compensation award	1,684,848
Fixed assets, net of accumulated depreciation of $1,834,559	3,851,261
Total assets	$ 377,738,960
Liabilities and Member's Capital	
Current liabilities:	
Accounts payable and accrued expenses	$ 42,717,099
Accrued compensation	40,662,100
Commissions payable	72,881,522
Payable to affiliates	5,666,631
Other current liabilities	924,340
Total current liabilities	162,851,692
Other accrued compensation	9,157,217
Total liabilities	172,008,909
Member's capital	205,730,051
Total liabilities and member's capital	$ 377,738,960

See accompanying notes to financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Operations

Year ended December 31, 2010

Revenues:	
Servicing fees	$ 291,114,014
Distribution fees	181,714,119
Marketing service fees	242,004,098
Sales fees and other	27,304,085
Interest income	491,031
Total revenues	742,627,347
Expenses:	
Commissions	467,391,507
Compensation and benefits	126,162,106
Marketing and promotional	44,459,707
General and administrative	21,222,739
Occupancy and equipment	11,648,209
Professional	9,708,843
Insurance	256,586
Other, net	4,664,949
Total expenses	685,514,646
Net income	$ 57,112,701

See accompanying notes to financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Changes in Member's Capital

Year ended December 31, 2010

Member's capital, beginning of year	$	148,617,350
Net income		57,112,701
Member's capital, end of year	$	205,730,051

See accompanying notes to financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	57,112,701
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation of fixed assets		1,295,834
Amortization of deferred sales charges		93,865,525
Deferred sales charge assets originated		(93,842,464)
Contingent deferred sales charges received		8,351,672
Change in:		
Distribution and servicing fees receivable		(2,867,865)
Receivable from affiliates		(14,570,103)
Prepaid expenses		(10,001)
Other current assets		(301,465)
Deferred compensation award		(131,065)
Accounts payable and accrued expenses		3,140,657
Accrued compensation		12,417,514
Commission payable		22,087,315
Payable to affiliates		706,652
Other current liabilities		(241,254)
Other accrued compensation		3,809,373
Other noncurrent liabilities		(503,962)
Net cash provided by operating activities		90,319,064
Cash flows from investing activities:		
Purchase of property and equipment		(2,209,535)
Net cash used in investing activities		(2,209,535)
Net increase in cash and cash equivalents		88,109,529
Cash and cash equivalents, beginning of year		159,158,681
Cash and cash equivalents, end of year	$	247,268,210

See accompanying notes to financial statements.

(1) Organization and Business

Allianz Global Investors Distributors LLC (AGID or the Company) is a single-member limited liability company wholly owned by Allianz Global Investors U.S. Retail LLC (U.S. Retail), which in turn is wholly owned by Allianz Global Investors of America L.P. (AllianzGI LP). AGID is a registered broker/dealer with the Securities and Exchange Commission, and a futures commission merchant introducing broker with the Commodity Futures Trading Commission. AGID is a member of the Financial Industry Regulator Authority (FINRA) and the National Futures Association. As such, it serves as the distributor and provides shareholder services to certain affiliated institutional and retail mutual funds (Proprietary Funds) for which AllianzGI LP and its subsidiaries provide investment management and advisory services.

The Proprietary Funds include the PIMCO Funds and the Allianz Funds.

The Company was the sole owner of its wholly owned subsidiary, Allianz Global Investors Advertising Agency, Inc. (AGI Advertising). AGI Advertising was formed in 1997 for the purpose of providing services to AGID. The Company liquidated AGI Advertising's operations during 2010.

Allianz SE indirectly owns the majority interest of AllianzGI LP. Allianz SE is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

AGID does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Change in Business Operations

AGID is currently the primary distributor of the Proprietary Funds, which include Allianz and PIMCO-branded open-end and closed-end, retail share-class funds as well as managed accounts. In order to grow and market the Proprietary Funds to create shareholder value, AllianzGI LP has formed PIMCO Investments LLC, a wholly owned subsidiary of PIMCO LLC, which commenced operations in 2011 and is now the primary distributor of PIMCO Funds and various fixed income products. AGID will continue to be the primary distributor of the Allianz Funds and equity products. This two-platform distribution model will allow each broker/dealer to specialize and dedicate its distribution efforts to each brand.

Due to the change in business operations, the Company submitted an application for continuing membership with FINRA, which was approved on January 18, 2011. Once PIMCO Investments LLC is fully operational, AGID will continue to earn distribution and servicing fees attributable to the Allianz Funds, while PIMCO Investments LLC will earn the distribution and servicing fees attributable to PIMCO Funds. In addition, the marketing service agreement between PIMCO and AGID, whereby AGID earns a fee from PIMCO for marketing PIMCO Funds, was terminated on December 15, 2010. In 2010, fees earned by AGID for the distribution, servicing, and marketing of PIMCO Funds and other fixed income products amounted to 87.6% of revenues.

In connection with the change in business operations, full time personnel is expected to reduce by 55%. AGID has provided transition payments for departing employees and provides retention awards to certain employees. The amount expensed by AGID related to these transition and retention awards during the year

ended December 31, 2010 was $7,170,830 and is included in compensation and benefits in the accompanying statement of operations. The liability associated with these transition and retention awards of $6,623,592 is included in accrued compensation in the accompanying statement of financial condition.

(3) Significant Accounting Policies

(a) Cash and Cash Equivalents

AGID considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions, nonaffiliated money market funds, and certificates of deposits, which are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Depreciation of Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation of office equipment, furniture, and fixtures is computed on a straight-line basis over their estimated useful lives, generally five years.

(c) Income Taxes

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate, tax-paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income or losses of AGID are the responsibility of the member of AGID and are included in the tax returns of the member of AGID.

Management has analyzed the Company's uncertain tax positions, which meet the threshold of "more likely than not" to be sustained upon challenge by the taxing authority, and identified no uncertain tax positions that require recognition and measurement within the financial statements. The Company does not believe that a significant change will occur within the coming year as to its uncertain tax positions.

The Company's filed income tax returns remain open to examination for tax years 2007 through 2009 for federal taxes, and 2006 through 2009 for state taxes.

(d) Distribution and Servicing Fees

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(e) Marketing Service Fees

AGID, Allianz Global Investors Fund Management LLC (AGIFM), and Allianz Global Investors Managed Accounts LLC (AGIMA), wholly owned subsidiaries of U.S. Retail, have a marketing services agreement whereby AGIFM and AGIMA compensate AGID for the acquisition of new

assets under management. Marketing servicing fees are recognized as revenue by the Company as the services are performed.

(f) ***Sales Fees***

Commission revenues associated with securities transactions are recorded on a trade-date basis.

(g) ***Deferred Sales Charges***

Sales commissions paid to independent brokers and other investment advisers in connection with the sale of shares of our affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over the periods in which we estimate that they will be recovered from distribution plan payments or from contingent deferred sales charges, generally over 12 months to five years, depending on the share class.

(h) ***Impairment of Long-Lived Assets***

AGID reviews its office equipment, furniture, fixtures, and deferred sales charge assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. No impairment charges have been recorded in 2010.

(i) ***Use of Estimates***

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Such estimates include the valuation of distribution and servicing fees receivable, capitalized deferred sales charge assets, performance measurements under certain compensation arrangements, and receivables from affiliates. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

(j) ***Fair Value of Financial Instruments***

The carrying value of AGID's financial instruments approximates fair value. The carrying value of cash and cash equivalents, distribution and servicing fees receivable, receivables from affiliates, and accounts payable and accrued expenses approximate fair value due to their short maturity.

(Continued)

(4) Fixed Assets

The major classifications of fixed assets at December 31, 2010 are as follows:

Computer equipment	$	5,541,790
Telecommunication equipment		104,257
Furniture and fixtures		29,220
Technical equipment		10,553
Total fixed assets		5,685,820
Less accumulated depreciation		1,834,559
	$	3,851,261

The Company recorded depreciation expense of $1,295,834 for the year ended December 31, 2010, which is included in occupancy and equipment in the accompanying statement of operations.

(5) Revenues

Pursuant to the distribution agreements with the various proprietary funds, including the Allianz Funds and PIMCO Funds (collectively, the Funds), AGID acts as principal underwriter for such funds. For providing such services, AGID receives distribution fees and servicing fees, along with sales commission income.

AGID receives distribution fees generally ranging from 0.25% to 0.75% of the average daily net assets attributable to the Class B, C, and R shares of the Funds, and servicing fees equal to 0.25% of the average daily net assets attributable to Class A, B, C, D, and R shares of the Funds, except for the Class A and C shares of the money market funds, for which the fee is charged at a rate of 0.10%.

AGID receives a sales commission (up to 5.50% of the public offering price per share) less any applicable commission to participating brokers (ranging from 0.25% to 4.75% of the public offering price per share) on sales of the Class A shares of the Funds.

(6) Deferred Sales Charges and Other Commission Payments

AGID pays initial trail commissions with respect to the Funds to participating brokers at rates set by management. Initial commissions are generally paid at a rate of 4% for Allianz Funds and 3% for PIMCO Funds for Class B shares and 1% for Class C shares.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts. Such trail commissions, in total, can range from 0.10% to 1.00% of the average daily net assets for the Funds.

In connection with the distribution of the Class B and C shares, AGID advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds as well as contingent deferred sales. The contingent deferred sales charges are collected on certain early redemptions of such shares (as defined), unless the redemption relates to balances accumulated through reinvested dividends and capital gain distributions or appreciation on the account

(Continued)

over the amount that was invested. The contingent deferred sales charge rate on Class B shares for Allianz Funds range from 5% down to 1% of the net asset value per shares in the first six years following the share purchase and for PIMCO Funds range from 3.5% down to 0.50% of the net asset value per shares in the first six years following the share purchase. As of November 1, 2009, B Shares were no longer available for sale. Class C shares are also charged a contingent deferred sales charge of 1% if redeemed during the first year following purchase for both the Allianz and PIMCO funds.

Contingent deferred sales charges may also be received on the redemption of Class A at 1% of the net asset value of the redeemed shares, if the redemption exceeds certain thresholds.

(7) Related-Party Transactions

AGID reimburses AllianzGI LP for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for finance, legal, and other general and administrative services. Costs allocated to AGID for the year ended December 31, 2010 were $7,661,881, which are included in general and administrative expenses in the accompanying statement of operations. AGID incurred $3,781,837 in rental expense for the year ended December 31, 2010, which was allocated from AllianzGI LP based upon square footage. Other occupancy and equipment costs allocated to AGID totaled $5,034,117 for the year ended December 31, 2010. These amounts are included in occupancy and equipment in the accompanying statement of operations. The payable to affiliates includes a liability to be paid to AllianzGI LP in connection with these services and payables to other affiliates that have arisen in the ordinary course of business transactions, totaling $5,666,631.

AGID earned $170,412,135, $32,883,005, and $22,764,598 of marketing service fees from AGIFM, AGIMA, and PIMCO, respectively, during 2010.

AGID earns a servicing fee equal to 0.25% of the average daily net assets attributable to Class D shares of the PIMCO Funds. This servicing fee has historically been paid directly by the PIMCO Funds. Commencing on April 1, 2010, AGID and PIMCO entered into a new service agreement, where by PIMCO directly paid AGID $55,607,252 for a servicing fee, which is equal to 0.25% of the average daily net assets attributable to PIMCO Funds Class D shares. AGID and PIMCO also entered into a service agreement whereby PIMCO paid AGID $15,944,360 for shareholder, administrative, and other support AGID provided during 2010 on behalf of PIMCO for the Class D Shares of the PIMCO Funds.

(8) Benefit Plans

AllianzGI LP is the sponsor of a defined contribution employee savings and retirement plan covering AGID employees. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 100% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. Employees are generally eligible on the first day of the month following the start date. After the completion of one year of credited service, the Company matches an amount up to the first 5% of annual compensation, subject to Internal Revenue Code limits, contributed by the employees. The amount of expense incurred by AGID related to this plan during the year was $2,205,274. Under the Plan, AGID may also make discretionary contributions ranging from 5.4% to 10.8% of eligible compensation. The amount of expense incurred in

2010 by AGID related to discretionary contributions was $3,515,944. These amounts are included in compensation and benefits in the accompanying statement of operations.

AllianzGI LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AllianzGI LP.

AllianzGI LP has various incentive compensation programs that compensate participants on the basis of increase in certain sales and provides discretionary bonuses. Compensation under these programs was $27,930,003 for the year ended December 31, 2010 and is included in compensation and benefits in the accompanying statement of operations.

AllianzGI has a long-term incentive plan to reward certain key employees for the AGID's long-term growth and profitability. Awards are primarily based on achieving certain company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $9,422,942 for the year ended December 31, 2010 and is included in compensation and benefits in the accompanying statement of operations.

Starting in 2009, certain employees of the Company were granted Stock Appreciation Rights (SAR) and Restricted Stock Units (RSU) from Allianz SE. A SAR constitutes the right to the cash payout of the difference between the price of Allianz SE stock at the time of exercise and the grant price of the SAR. Participants can exercise a SAR at the beginning of the third year and up until the end of the seventh year. The RSU constitutes the right to a cash or stock payout of the value of one share of Allianz SE stock at the time of exercise. The RSU vests after five years when the Company uniformly exercises them for all key employees. These awards are anticipated to be settled in cash; therefore, the value of these awards are calculated at the end of year period. The liability associated with these plans of $193,968 is included in other accrued compensation. The Company recognized an increase in compensation expense related to the plan during the year ended December 31, 2010 of $151,635, which is included in the compensation and benefits section in the accompanying statements of operations.

During 2009, certain AGID employees were granted deferred awards totaling $650,000, which was contributed to the deferred compensation plan sponsored by AllianzGI LP. The awards are being amortized over a period of three to five years based upon the vesting requirements under the grant. Amounts amortized under the plan for the year ended December 31, 2010 totaled $528,245 and are included in compensation and benefits in the accompanying statement of operations. There were no deferred awards granted during 2010.

(9) Contingencies

AGID is subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management, upon the advice of legal counsel, believes that the outcome of these matters will not have a material adverse effect on AGID's financial condition or business. The Company expenses related legal fees as incurred.

(Continued)

(10) Net Capital

AGID is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. AGID is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires AGID to maintain minimum net capital equal to the minimum net capital required under Rule 15c3-1. At December 31, 2010, AGID had net capital of $75,074,073 for regulatory purposes, which was $63,606,807 in excess of its required net capital of $11,467,266. AGID's net capital ratio was 2.29-to-1.

(11) Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 23, 2011, the date the financial statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. The Company has identified the following events to disclose:

PIMCO Investments LLC was granted FINRA membership, effective January 14, 2011. The change in business operations discussed in note 2, became effective on February 14, 2011.

The Company made a capital distribution to U.S. Retail of $40,000,000 on January 28, 2011.

Schedule 1

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission and
Regulation 1.17 of the Commodity Futures Trading Commission

December 31, 2010

Member's capital	$	205,730,051
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		36,360,159
Net fixed assets		3,851,261
Other nonallowable assets		90,259,330
		130,470,750
Net capital before haircuts on securities positions and other deductions		75,259,301
Haircuts on securities:		
Money market funds		85,228
Other deductions		100,000
Net capital	$	75,074,073
Computation of basic net capital requirement:		
Aggregate indebtedness	$	172,008,909
Ratio of aggregate indebtedness to net capital		2.29-to-1
Minimum net capital required (the greater of $45,000 or 6-2/3% of aggregate indebtedness)		11,467,266
Excess net capital		63,606,807

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2010 computed by Allianz Global Investors Distributors LLC in its Form X-17a-5, Part II, filed with FINRA on January 24, 2011 and amended on February 23, 2011 does not differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying report of independent registered public accounting firm.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

Exemption is claimed under Section K(2)(i) of Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

Schedule 3

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

Exemption is claimed under Section K(2)(i) of Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission

The Managing Member
Allianz Global Investors Distributors LLC:

In planning and performing our audit of the financial statements of Allianz Global Investors Distributors LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. Because the Company does not have any commodities customers, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates

and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC, or both, in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2011

KPMG

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

(SEC Identification No. 8-41811)

Financial Statements and
Supplementary Information

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a
Public Document.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
200

Report of Independent Registered Public Accounting Firm

The Managing Member
Allianz Global Investors Distributors LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Allianz Global Investors Distributors LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (including the related check copy) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including relevant FOCUS reports and schedules derived from the general ledger) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers utilized in procedure 3 supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2011